August 30, 2021

Via Edgar

Mr. Donald Field

Division of Corporation

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	Golden Sun Education Group Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed August 4, 2021

File No. 333-255891

Dear Mr. Field:

This letter is in response to the letter dated August 23, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Golden Sun Education Group Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Cove Page

1. Please refer to the prospectus cover page. Please revise the fourth paragraph to explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your Class A ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross- reference to your detailed discussion of risks facing the company and the offering as a result of this structure, and state that this structure involves unique risks to investors.

Response: We acknowledge the Staff’s comment and have revised the prospectus cover page to disclose that our VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and that investors of our Class A ordinary shares may never directly hold equity interests in our VIEs. We disclosed that the Chinese regulatory authorities could disallow the VIE structure in the future, which would likely result in a material change in our operations and as a result the value of our Class A ordinary shares may depreciate significantly. We also provided cross references to our detailed discussion of risks facing the Company and the offering as a result of the VIE structure.

2. Please revise the prospectus cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your Class A ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, data security, anti-monopoly concerns, and the regulation of tutoring institutions, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We acknowledge the Staff’s comment and have revised the prospectus cover page to provide prominent disclosure about the legal and operational risks associated with being based in and having the majority of the company’s operations in China.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: We acknowledge the Staff’s comment and have revised the prospectus so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations throughout the document.

Prospectus Summary, page 1

4. In this section, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: We have revised the Prospectus Summary section to disclose clearly that the Company uses a structure that involves VIEs based in China and what that entails. We provided a diagram of the Company’s corporate structure, showing the equity ownership/contractual interests of each entity. In the Prospectus Summary section, we described all contracts and arrangements through which we purport to obtain economic rights and exercise control that results in consolidation of the VIEs’ operations and financial results into our financial statements. We identified clearly the entity in which investors are purchasing their interest and the entity(ies) in which the Company’s operations are conducted. We described the relevant contractual arrangements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of these contractual arrangements. We disclosed the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders, and the challenges the Company may face enforcing these contractual arrangements due to uncertainties under Chinese law and jurisdictional limits.

5. In this section, disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC, PRC Ministry of Education or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We have revised the disclosure on page 7 of the Amendment to disclose that we are currently not required to obtain permission from any of the PRC authorities to operate and issue our Class A ordinary shares to foreign investors. In addition, we, our subsidiaries and VIEs are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the VIEs’ operation, nor have we, our subsidiaries, or VIEs received any denial for the VIEs’ operation. We also noted that we are subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC, which may change quickly with little advance notice.

6. In this section, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: We have revised our disclosure on page 7 of the Amendment to provide a clear description of how cash is transferred through our organization. We described restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors, as well as restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and/or consolidated VIEs, to the parent company and investors as well as the ability to settle amounts owed under the VIE Agreements. We also clarified that we have not distributed any dividends or transferred other assets among the holding company, its subsidiaries, and consolidated VIEs and we intend to keep future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this response letter, there were no dividends or distributions made and thus no tax consequences.

7. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response: We acknowledge the Staff’s comment and revised our disclosure on pages 12 to 14 of the Amendment to provide in tabular form a condensed consolidated schedule depicting the financial position, cash flows and results of operations for the holding company, the PRC subsidiaries and the consolidated variable interest entities, and any eliminating adjustments separately, as of the same dates and for the same periods for which audited consolidated financial statements are required. We also highlighted the financial statement information related to the variable interest entities and the holding company, so that an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entities, which includes the cash held and transferred among entities.

8. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: We have revised our disclosure on page 9 of the Amendment to disclose that our Class A ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and that as a result an exchange may determine to delist our securities.

9. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We acknowledge the Staff’s comment and disclosed the risks that our corporate structure and being based in and having the majority of the company’s operations in China poses to investors in the Summary of Risk Factors on page 9 of the Amendment. We also described the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus.

Risk Factors, page 10

10. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We revised our disclosure on pages 31 of the Amendment to add an additional risk factor relating to the fact that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A ordinary shares and to acknowledge the risk that Chinese government’s recent actions which indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our shares to significantly decline or be worthless.

11. We note the recent issuance of the "Guideline to Significantly Reduce The Excessive Burden of Homework and After-school Tutoring for Students in Primary and Middle Schools." The guidelines appears to contain various requirements and restrictions related to after school tutoring services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards. Disclose the applicability of these guidelines to you and your business and how and when you expect to comply. Please also address if these guidelines may be expanded in the future to cover any of your other business or operations.

Response: We have revised our disclosure on page 30 of the Amendment to disclose that these requirements and restrictions related to after school tutoring services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards, currently are not applicable to our three tutorial centers because they do not teach academic subjects in China’s compulsory education. We also addressed that these guidelines may be expanded in the future to cover our business and operations.

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain whether and how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date if applicable.

Response: We have revised our disclosure on pages 30 of the Amendment to explain that the oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, does not impact our current business or offering.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

6